UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, February 11th, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Bradesco executes memorandum of understanding with BB and Santander aiming at the consolidation of operations of their respective External Automated Teller Machines

     Banco Bradesco S.A., Banco do Brasil S.A. and Banco Santander (Brasil) S.A., hereby inform that on the date hereof they have executed a memorandum of understanding with the aim of consolidating the operations of their respective External Automated Teller Machines (the “External ATMs” - automated teller machines installed outside the branches), such as those installed in airports, fuel stations, supermarkets, shopping centres, drugstores and bus terminals.

     With the conclusion of this transaction, these Banks intend to have a business model that will permit its clients to use approximately eleven thousand External ATMs. This model would significantly increase the availability and penetration of the self-service network, and create efficiency gains when compared to the current manner that the ATM network is used by each bank.

     The model contemplates the creation of a brand that will identify the consolidated network.

     The memorandum of understanding is not binding. The banks intend to conclude the transaction in approximately five months, as of the current date.

     Additional relevant information shall be disclosed to the market as the negotiations and future decisions evolve.

Cidade de Deus, Osasco, SP, February 11th, 2010

Cordially

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.